FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated December[13], 2012

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

U(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

U(Address of principal executive offices)

Julio Cesar de Toledo Piza Neto,

Chief Executive Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

U(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): U

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): U

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BYLAWS

of

BrasilAgro - Companhia Brasileira de Propriedades Agrícolas

[Brazilian Company of Agricultural Properties]

CHAPTER I

CORPORATE NAME, HEADQUARTER, OBJECT AND DURATION PERIOD

Article 1 -        BrasilAgro - Companhia Brasileira de Propriedades Agrícolas [Brazilian Company of Agricultural Properties] is a joint-stock company governed by the present Bylaws and by the applicable laws.

Article 2 – The Company has its main place of business in the city of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, nº 1.309, 5º andar [floor], CEP [ZIP] 01452-002.

Sole Paragraph -         The Company may open, close down and change the addresses of its branches, agencies, storehouses, offices and of any other premises in the Country or abroad through resolution of its Directors.

Article 3 – The Company has as its object:

I. the exploitation of agricultural, cattle breeding and forestry activities of any kind and nature and the provision of direct or indirect services related to them;

II. the purchase, sale and/or lease of properties, land, buildings and real estate in rural and/or  urban areas;

III- the importation and exportation of products and farm inputs and those related to cattle breeding;

IV- intermediation in operations of real estate nature of any kind;

V- having representation ,as a partner, in  other companies, either simple or corporate, and in commercial enterprises of whatever nature, in Brazil and/ or abroad, directly or indirectly related to the objectives described herein; and

VI- administration of assets of its own or of third parties.

Article 4 – The duration period of the Company is indefinite.

CHAPTER II

SHARE CAPITAL

Article 5 – The Company’s subscribed and paid share capital is R$584,224,000.00 (five hundred eighty four million, two hundred twenty four thousand reais) divided into 58,422,400 (fifty eight million, four hundred and twenty two thousand and four hundred) common shares with no face value.

Article 6 – The Company is hereby authorized to increase its share capital up to the limit of R$ 1.500.000.000,00 (one billion five hundred million reais).

Paragraph 1st -  Within the limits authorized by this Article, the Company may, through resolution of its Board of Directors, increase its share capital independently of amendments to its bylaws. The Board of Directors will set forth the issuing conditions, including price and payment term.

Paragraph 2nd- Within the limits of the authorized capital, the Board of Directors will establish the issuing of subscription bonus.

Paragraph 3rd- Within the limits of the authorized capital and in accordance with the plans approved by the General Meeting, the Board of Directors can grant option for share purchase or subscription to its administrators and employees, as well as to the administrators and employees of other companies which are directly or indirectly controlled by the Company, with no right of preference to the shareholders.

Paragraph 4th – The Company is hereby forbidden to issue founder’s shares.

Article 7 – The share capital will be exclusively comprised of common shares and each common share will grant the right of one vote in the General Meeting resolutions, except for the provisions of Paragraph 3rd of Article 10 of this Bylaws.

Article 8 – All the Company’s shares will be book entry shares and will be kept in a deposit account in a financial institution authorized by the Securities and Exchange Commission (“CVM”), under their owner’s names.

Sole Paragraph –         The transference and annotation costs, as well as the costs of the service  related to the book entry shares will be charged directly to the shareholder by the bookkeeping institution, in accordance with what will eventually be defined in the share bookkeeping agreement.

Article 9 – At the Board of Directors’ discretion, the right of preference can be excluded or reduced in the issuing of shares, debentures converted into shares and subscription bonuses, the placement of which is eventually made in the Stock Exchange or through public subscription or yet through shares exchange, in takeover bid, pursuant to the provisions set forth in the law, within the limits of the authorized capital.

Sole Paragraph – The right of preference referred to in the caput cannot be excluded in case the subscription price exercised in such issuances or exchanges is lower than the subscription price exercised  in the initial issuing of the Company’s shares, updated according to the variation of the Consumers Price (Full) – (“IPCA”).

CHAPTER III

GENERAL MEETING

Article 10 – The General Meeting will be ordinarily convened once a year and extraordinarily, whenever convened pursuant to the provisions of Law nº 6.404 of November 15, 1976 and to its subsequent amendments (“Law of the Corporations”) or to these Bylaws.

Paragraph 1st – The General Meeting resolutions will be reached through the supermajority quorum, being the provisions of Article 51, § 1st of these Bylaws complied with.

Paragraph 2nd – The General Meeting that shall eventually decide for the cancellation of a publicly-held company registration, except for the cases set forth in Article 50, (ii) of these Bylaws or the withdrawal of the Company from the New Market (“New Market”) of the Securities and Exchange Commission of São Paulo – BOVESPA- (“BOVESPA”) shall be convened at least thirty (30) days in advance.

Paragraph 3rd – The resolution concerning the amendment or exclusion of Article 45 of these Bylaws will be decided upon by the supermajority quorum, being allowed a single vote per shareholder, independently of his/her interest in the share capital, in accordance with § 1st of Article 110 of the Corporation Law.

Paragraph 4th – The General Meeting can only decide about the subjects in the agenda which are contained in the respective Call for Meeting, exception made for the provisions of Law of Corporations .

Paragraph 5th – In the General Meetings, the shareholders shall hand in, at least 72 (seventy-two) hours prior to the meeting, besides their identity documents, and depending on the situation: (i) a voucher issued by the bookkeeping institution within the previous five (05) days; (ii) the power of attorney with the grantor’s certified signature; and/ or (iii) concerning those shareholders who were involved in the fungible custody of the nominative shares, a statement containing their respective ownership interest issued by the authorized office.

Paragraph 6th – The Meeting minutes shall be: (i) drawn up under the format of a summary of the events that happened therein, containing the summarized indication of the present shareholders’ voting, of the blank votes and abstentions, and (ii) published with the signatures omission.

Article 11 – The General Meeting will be opened and chaired by the Chairman of the Board of Directors or, in his absence, it shall be opened and chaired by another Counselor, Director or shareholder appointed in writing by the Chairman of the Board of Directors. The Chairman of the General Meeting will appoint up to two (02) Secretaries.

Article 12 – The General Meeting, besides those duties established by law, holds the responsibility for:

I.  electing and dismissing the Board of Directors members;

II.  deciding on the yearly global payment of the Board of Directors members and of the Directors, as well as of the Board of Auditors;

III.  granting bonuses in shares and decide upon possible share grouping or splitting;

IV. approving option agreements for the purchase or subscription of shares to its administrators and employees, as well as to the administrators and employees of other companies which are directly or indirectly controlled by the Company;

V. deciding, in accordance with the offer made by the administration, on the allocation of the profit accrued at the year-end and the distribution of dividends;

VI. electing the liquidator, as well as the Board of Auditors that shall operate throughout the liquidation period;

VII. decide about the withdrawal from the New Market;

VIII.     decide upon the cancellation of the publicly-held company’s registration before the Securities and Exchange Commission (CVM);

IX.        choosing the specialized company to be responsible for making the assessment report of the Company’s shares, in the event of cancellation of the publicly-held company’s registration or its withdrawal from the New Market, pursuant to the provisions of Chapter VII of these Bylaws, among the companies appointed by the Board of Directors;

X. deciding on the Board of Directors’ offer, in compliance with the provisions of article 23, VII herein, about the amendment or cancellation of the agreements for the provision of consulting services entered into between the Company or its controlled companies, on one side, and the shareholders who, either severally or in Shareholder Groups (as established in article 41) are the holders of shares in amounts which are equal or higher to ten per cent (10%) of the Company’s share capital or of the share capital of the controlled or colligate companies, which are subject to a sole control or are the controlling parties of the aforementioned shareholders, on the other side;

XI approving possible requests for bankruptcy, in or out-of-court recovery.

CHAPTER IV

ADMINISTRATION OFFICES

Section 1- Common Provisions to the Administration Offices

Article 13 – The Company will be managed by the Board of Directors and by the Directors.

Paragraph 1st- The investiture in the positions will be performed through an instrument drawn up in a special book, signed by the invested Administrator, being any guarantee of management exempted, and in accordance with the prior subscription of the Administrators’ Term of Consent to which the Listing Regulations of the New Market refers to.

Paragraph 2nd  - The administrators will remain in their positions until the investiture of their respective replacements, except if it is otherwise decided by the General Meeting or by the Board of Directors, as the case may be.

Article 14- The General Meeting will establish the yearly global payment for allocation to the administrators and the Board of Directors will be in charge of carrying out such allocation of funds individually, subsequently to having analyzed the opinion issued by the Payment Committee, in accordance with the provisions of Article 21 herein.

Article 15 – Any of the administration offices shall validly meet with the majority of its members and decide through the votes of the supermajority quorum, except for the provisions of article 23 herein.

Sole Paragraph – Prior call for the administration offices meetings will be required, pursuant to the provisions of articles 19, § 1st and § 26th, item I, herein. Exemption for the prior call for a meeting can only be made as a condition for its effectiveness, in case all its members are present. The administration office’s members are considered as being effectively present in case they vote through delegation of power made on behalf of another member of the respective office, by advanced written voting and by express vote by fax, electronic mail or by any other communication means.

Section II- Board of Directors

Article 16 –The Board of Directors will be comprised of at least five (05) and the maximum of nine (09) members, out of whom, at least twenty per cent (20%) must be Independent Counselors (as defined in § 7th of this article), all of them, shareholders, elected by the General Meeting, with unified term of office of two (02) years, being reelection allowed.

Paragraph 1st – In the Ordinary General Meeting the shareholders will decide on the actual number of the Board of Directors’ members.

Paragraph 2nd – The members of the Board of Directors must have unblemished reputation, and no member can be elected, except through decision of the General Meeting, in case that member (i) holds a position in companies that can be considered the Company’s competitors; or (ii) has or represents a conflicting interest towards the Company.

Paragraph 3rd – The Board of Directors, with views on the best performance of its functions, can create, in addition to the Payment Committee and the Executive Committee, other committees or work groups with defined goals, always aiming at providing support to the Board of Directors, their being comprised of persons it appoints among the administration members and/ or other persons directly or indirectly bound to the Company.

Paragraph 4th - The Board of Directors members in office will be considered automatically appointed for reelection through joint proposal of the Board of Directors members. In case the multiple voting process has not been requested, the Board of Directors members shall decide through the supermajority of quorum to suggest names of replacing candidates for the seat of any Member in office who refuses the reelection, insofar as such an appointment is made necessary to form a full list of candidates for the Board seats, being Article 17 hereinafter complied with. In case the multiple vote process has been requested, each member of the Board of Directors in office will be considered a candidate to reelection for the Board of Directors and no replacing candidates will be suggested for any of the members-in-office’s seat who refuses the reelection.

Paragraph 5th- In the event the Company receives a written request from the shareholders who wish to require the multiple voting process, pursuant to Article 141, § 1st of the Law of the Corporations, the Company will convey the receipt and the content of such a request: (i) promptly, through electronic mail to the Securities and Exchange Commission (CVM) and to BOVESPA.; and (ii) in up to two (02) days after having received such a request, being computed just the days when there is the release of the newspapers ordinarily used by the Company, through publication of notification to the shareholders.

Paragraph 6th – In case any shareholder wishes to appoint one or more representatives to form the Board of Directors, who are not members of its latest team, such a shareholder shall notify the Company in writing with five (05) days in advance in relation to the General Meeting date, when the Counselors will be elected, informing the candidate’s name, qualification and the full professional résumé. In case the Company receives a notice related to one or more candidates, it will inform the receipt and the content of such a notice: (i) promptly, through electronic mail to the Securities and Exchange Commission (CVM) and to BOVESPA.; and (ii) in up to two (02) days after having received such a request, being computed just the days when there is the release of the newspapers ordinarily used by the Company, through publication of notification to the shareholders.

Paragraph 7th – For the purposes of the present article, an Independent Counselor is the one defined as such in the Listing Regulations of the New Market.

Article 17-       At the time of the election of the Board of Directors, if the multiple voting process had not been requested, pursuant to the law, the General Meeting shall vote using the list of candidates previously registered before the presiding board, which will assure the right to elect a member, in separate voting, to all the shareholders that hold, either individually or in the aggregate, fifteen per cent (15%) or more of the Company’s ordinary shares. The presiding board will not accept the registration of any platform which violates the provisions of this Article.

Article 18 – The Board of Directors will have one (01) Chairman and one (01) Vice-Chairman, who will be elected by the supermajority of quorum, in the Board of Directors meeting that is convened subsequently to the investiture of those members or whenever a resignation or a vacancy occurs in such positions. The Vice-Chairman shall perform the functions of Chairman in the latter’s absence, independently of any formalities. In the hypothesis of the Chairman’s and the Vice-Chairman’s absence, the Chairman’s functions will be performed by another member of the Board of Directors, appointed by the Chairman.

Sole Paragraph – The Chairman of the Board of Directors shall convene and chairman the board meetings and the General Meetings, except, in the case of the General Meetings, in the hypotheses when another member, Director or shareholder is appointed in writing to act as the chairman of the session.

Article 19- The Board of Directors will meet ordinarily six (06) times a year and, extraordinarily, whenever it is called by the Chairman or by the majority of its members. The Board meetings can be made through telephone conference, video conference or through any other communication means that allows the member’s identification and the simultaneous communication with all the other persons attending such a meeting.

Paragraph 1st- The calls for meetings will be made through written notice to be delivered to each member of the Board of Directors with five (05) weekdays in advance, and which must contain the agenda of the day, the date and the venue of the meeting.

Paragraph 2nd – All the Board of Directors resolutions will be noted down in the minutes drawn up in the respective Board of Directors book and will be signed by all the members who attended it.

Article 20 –Besides all the other duties imposed to the Board of Directors by law or by the Bylaws, it is also responsible for:

I. setting for the general guidelines for the Company’s business;

II. electing and dismissing the Company’s Directors;

III. assigning to each Director his/her specific functions, including appointing the Director of Relations with Investors, being the provisions herein set forth complied with;

IV. deciding about calling a General Meeting, whenever necessary, or in the event of the situation established in Article 132 of the Law of the Corporations.

V. inspecting the Directors’ management, by examining, at any time, the Company’s books and documents and by requiring information about the agreements entered into or which are about to be entered into and any other acts;

VI. choosing and dismissing independent auditors, considering the Board of Auditors’ recommendations;

VII. calling the independent auditors to provide the clarifications deemed necessary on any subject;

VIII. evaluating the Administration Report and the Directors’ accounting and decide about submitting them to the General Meeting;

IX.        approving the yearly and multi-yearly budgets, the strategic plans, the expansion projects and the investment programs, as well as following-up their execution;

X.         putting forward his/her opinion previously about any subject matter to be submitted to the  General Meeting;

XI. authorizing the issuing of the Company’s shares, within the limits allowed by article 6 herein, establishing the issuing conditions, including the price and payment term; he can also exclude the right of preference or reduce the term for his performance in the shares launching, subscription bonuses and convertible debentures, the placement of which is made by sale in the Stock Exchange or by takeover bid, pursuant to the provisions set forth by law, being the paragraph of the sole paragraph of article 9th complied with;

XII. deciding about the acquisition, by the Company, of shares of its own issuing, for maintenance in the treasury and/ or subsequent cancellation or disposal;

XIII. deciding about subscription bonuses issuing, as established in Paragraph 2nd of Article 6 herein;

XIV. granting option for the purchase or subscription of shares to its administrators and employees, as well as to the administrators and employees of other companies which are directly or indirectly controlled by the Company, with no right of preference to the shareholders, pursuant to the provisions of the plans approved in the General Meeting, subsequently to taking into consideration the opinion issued by the Payment Committee;

XV.       establishing the value of the corporate interest in the Company Directors’ and employees’ profits, subsequently to taking into consideration the opinion issued by the Payment Committee;

XVI. performing the allocation among the Directors, individually, of the portion of the yearly global payment of administrators established by the General Meeting, subsequently to taking into consideration the opinion issued by the Payment Committee;

XVII. approving, subsequently to taking into consideration the opinion issued by the Payment Committee, any agreement to be entered into between the Company and any Director who requests the payment of values, including the payment of values as compensation, due to: (i) the Director’s voluntary or involuntary dismissal; (ii) changes in the Control (as defined in Article 41 herein); or (iii) any other event;

XVIII. deciding about issuing of common debentures, non-convertible into shares and with no real warranty;

XIX. authorizing the Company to give guaranties to obligations with third parties;

XX. establishing the Executive Board competence to issue any instruments of credit for the collection of resources, whether bonds, notes, commercial papers or others of common use in the market, and also deciding about the conditions of their issuing and redemption; they can also, in cases it defines, demand the prior authorization of the Board of Directors, as a condition for such act’s validity;

XXI.  defining the triple list of the companies specialized in economic evaluation of companies, for making an evaluation report of the Companies shares, in the event of cancellation of the publicly-held company registration or the withdrawal of the New Market, in accordance to the definitions of Article 51 herein;

XXII.    approving the hiring of an institution for providing services of share-booking;

XXIII.   regulating, being the provisions herein complied with, about the order of its work and adopting or establishing regimental regulations for its work;

XXIV.    deciding about the payment or credit of profits on its own capital to the shareholders, pursuant to the provisions of the applicable legislation;

XXV.     approving that the Directors or any of the Company’s subsidiaries perform the disposal or the encumbrance of fixed assets, the purchase of effects for the permanent assets and the takeover of other financial commitments associated with projects in which the Company or the subsidiary intends to invest, whenever the value of the disposed released or acquired property or the financial commitments exceeds R$ 700.000,00 (seven hundred thousand reais), appraised individually or jointly within the period of one (01) year;

XXVI.    approving that the Executive Board makes loans and undertakes other financing commitments whenever, due to making such loans or undertaking such other financing commitments, the Company’s open-end amount of the principal of all such loans and financings exceeds R$ 700.000,00 (seven hundred thousand reais, whether individually or jointly;

XXVII.  authorizing the making of financial statements and the allocation of dividends or profit on its own capital within periods equal or shorter than six (06) months, because of the accumulated profits or existing profit reserve in the last yearly or half-year balance sheet, in accordance with these Bylaws and with the applicable legislation;

XXVIII. authorizing the Executive Board to create or close down subsidiaries and the Company’s corporate interest in the capital of other companies, either in the country or abroad, authorizing amendments in the bylaws and corporate reorganizations in the c subsidiaries, requests for their in or out-of-court recovery or for their bankruptcy;

XXIX.    authorizing the Executive Board to grant power of attorney and execution of power of attorneys on behalf of the company;

Paragraph 1st -  The Board of Directors members who are Directors shall abstain from voting the subject matters established in items VIII, XV and XVI of this Article 20.

Paragraph 2nd - The Company shall not grant financings or guarantees to its Counselors or Directors, except if such financings or warranties are available for the employees or to the clients in general of the Company.

Article 21- The Board of Directors will elect, among its members, three (03) Councilors who will form the Payment Committee and who shall be independent regarding the Company and its Directors, and the Directors’ spouses or up-to-third-degree relatives will not be allowed to become Directors. The Payment Committee shall perform consulting functions, in accordance with its internal bylaws and will help the Board of Directors to establish the terms for the payment and for the other benefits and receivable payments on any account from the Company by its Directors and Councilors. The Payment Committee shall:

I. bring before the Board of Directors the proposal of the yearly global payment to be allocated among the Directors and the Counselors;

II. present its opinion about the grant of purchase option or subscription of shares to the Company’s administrators and employees;

III. present its opinion about the Directors’ and employees’ profit sharing;

IV. present its opinion about any agreement to be entered into between the Company and any Director who claims the payment of amounts by virtue of the Director’s voluntary or involuntary dismissal (as defined in Article 41 herein) or any other similar event, including the payment of values as compensation.

Article 22- The Board of Directors will elect, among its members, at least three (03) and the maximum of four (04) Councilors who will form the Executive Committee. The Executive Committee shall perform consulting functions, in accordance with its internal bylaws and will help the Board of Directors in the latter’s functions as a supervising body, issuing opinions about or periodically revising the Company’s special strategic subjects and/ or subjects of financial nature. The Executive Committee shall:

I. issue opinions about:

(a) the Company’s business plans;

(b) the proposals related to the changes in the share capital;

(c) the strategic plans, the expansion projects and the investment programs;

(d) the accomplishment of any capital investment or investment-end, in amount that exceeds R$ 700.000,00 (seven hundred thousand reais).

II. yearly revise:

(a) the Company’s financial plans, including the issuing, re-purchase and redemption of notes of debts, securities and other similar instruments;

(b) the financial implications of the Company’s capitalization plan; and

(c) the Company’s dividends policy.

III. periodically revise and supervise:

(a) the financial requisites demanded for the operations that exceed R$ 700.000,00 (seven hundred thousand reais; and

(b) the Company’s access to the capital market.

Article 23- The board of Directors needs the approval of the qualified majority of two thirds of its members to be able to decide about the subject matters detailed hereinbelow, exception made to those inserted in items VI and VII, for which it is necessary the approval of the qualified majority of three quarters thirds of the Board of Directors members:

I. proposal for the re-purchase, redemption, reimbursement or amortization of shares;

II. proposal for the creation or issuing of subscription bonuses or instruments convertible into shares, issued by the Company;

III. proposal for the incorporation of the Company into another, incorporation of another company by the Company, shares incorporation involving the Company, its merger or split-off;

IV. proposal for the Company’s liquidation, dissolution or extinction or for the stoppage of the Company’s liquidation status;

V. proposal for the Company to have interest in a group of companies;

VI. proposal for change in the Company’s corporate objectives; and

VII. proposal for change or termination of the provision of consulting services agreements entered into between the Company or its controlled companies, on one side, and the shareholders who, either severally or in Shareholder Groups (as established in article 41) are the holders of shares in amounts which are equal or higher to ten per cent (10%) of the Company’s share capital or of the share capital of the controlled or colligate companies, which are subject to a common control or are the controlling parties of the aforementioned shareholders, on the other side; and the actual change or termination of such agreements shall be submitted to the General Meeting’s approval, to be convened by the Board of Directors Chairman, for such a purpose.

Section III - The Executive Board

Article 24 – The Executive Board, whose members are elected and may be dismissible at any time by the Board of Directors, will be comprised from two (02) to six (06) Directors, being one of them the Chairman-Director, another, the Director of Operations and the others having no specific title, all of whom shall have a one-year term of office, being re-election allowed. The Board of Directors shall appoint one of the Company’s Directors for the position of Director of Relations with Investors.

Paragraph 1st- The Directors’ election will have to take place in up to five (05) weekdays subsequently to the date of the Ordinary General Meeting and the elected Directors’ qualification can coincide with the end of their antecessors’ terms-of-office.

Paragraph 2nd – In the Chairman-Director’s absences, he will be substituted by another Director chosen by the Chairman-Director. In case of vacation of the Chairman-Director position, his acting replacement will be chosen among the other Directors according to resolution of the Directors themselves and he will be invested with the functions of Chairman until the Board of Directors’ first subsequent meeting, which will be immediately convened by Board of Directors President and which will appoint the deputy Chairman-Director for the remaining term-of-office.

Paragraph 3rd- The other Directors will be replaced, in case of their respective absences, by another Director, chosen by the President-Director. In case of vacancy of the Director’s position, the temporary deputy Director will be chosen by the President-Director and will head up the Executive Board until the Board of Directors’ first subsequent meeting, which shall appoint his replacement for the remaining term-of-office.

Paragraph 4th-  The Director of Relations with the Investors will monitor the compliance with the obligations set forth in Article 45 of these Bylaws by the Company’s shareholders and will report the conclusions, reports and procedures to the General Meeting and to the Board of Directors, whenever requested.

Paragraph 5th- The Directors who have no specific title shall assist and help the President-Director and the Director of Operations in the management of the Company’s business and will perform the activities related to the functions they have been invested with by the Board of Directors.

Article 25- The Directors have all the powers to perform all the acts needed for the company’s regular operation and for the attainment of its social object, even if they are particularly special, including to dispose of and encumber effects of the fixed assets, waive rights, compromise and make agreements, being the relevant legal and bylaws provisions complied with. It is responsible for the administration and management of the Company’s business, particularly, for:

I. complying and making others comply with these Bylaws and with the Board of Directors’ and the General Meeting’s resolutions;

II. deciding about the opening, closing down and changes of addresses of all its branches, agencies, storehouses, offices and any other of the Company’s premises in the country or abroad;

III. yearly submitting the Administration Report and the Executive Board’ accounts for the Board of Director’s evaluation, jointly with the independent auditors’ reports, as well as with the proposal for the allocation of the profits verified in the previous year;

IV. preparing and conveying the yearly and multi-years budgets, the strategic plans, the expansion projects and the investment programs;

V. approving the installation and the closing down of subsidiaries and the Company’s interest in the capital of other companies, in the country or abroad, being the Board of Directors’ prior consent complied with.

VI. approving the disposal or the encumbrance of fixed assets, the purchase of effects for the permanent assets and the takeover of other financial commitments associated with projects in which the Company intends to invest, under the condition that the Board of Directors has approved such an undertaking, whenever the value of the disposed encumbered or acquired effects or the financial commitments exceeds R$ 700.000,00 (seven hundred thousand reais), appraised individually or jointly;

VII. making loans and undertaking other financing commitments, under the condition that the Board of Directors has approved such an undertaking, whenever, due to making such loans or undertaking such other financing commitments, the Company’s open-end amount of the principal of all such loans and financings exceeds R$ 700.000,00 (seven hundred thousand reais), whether individually or jointly;

VIII. disposing of all the real property, assigning real rights or granting real rights as a guarantee to a loan;

IX. deciding about any subject matter that does not belong to the General Meeting’s and Board of Directors’ respective private competence;

Article 26- Besides coordinating the Directors’ actions and guide the performance of the activities related to the Company’s general planning, the President-Director is responsible for:

I. convening the Executive Board meetings, in writing, at least five (05) weekdays in advance and to be their chairman;

II. keeping the Board of Directors members informed about the Company’s activities and the proceedings of its operations;

III. proposing to the Board of Directors, without exclusivity of initiative, the allocation of functions to each Director at the time of his election;

IV. performing any other duties assigned to him by the Board of Directors;

V. appointing the other Directors’ deputies in the event of absences; and

VI. appointing the other Directors’ deputies in the event of vacancies; being the provisions of Paragraph 3rd of Article 24, in fine, complied with.

Article 27- The Director of Operations is responsible for:

I. the development and management of the Company’s internal procedures;

II. the implantation and management of the management and supervision systems and of the follow-up of the work performed by the field managers responsible for the properties acquired by the Company; and

III. the management of human resources and the activities related to Company’s staff and the other administrative functions;

Article 28- As a general rule and with the exception of those cases that will be the object of the subsequent paragraphs, the Company will be represented by two (02) members of the Executive Board, or yet, by one (01) member of the Executive Board and one (01) attorney-in-fact, or by two (02) attorneys-in-fact within the limits of their respective terms of office.

Paragraph 1st- The acts for which the present bylaws requires the Board of Directors’ prior authorization can only be performed if that condition is complied with.

Paragraph 2nd – The Company can be represented for just one (01) Director or one (01) attorney-in-fact in the cases that follow:

(a) when the act to be performed imposes a sole representation, it will be represented by any Director or attorney-in-fact with special powers;

(b) when the purpose is to hire service providers or employees;

(c) when the purpose is to receive or to give acquittance for values owed to the Company, to issue and negotiate, including to endorse and to discount trade notes related to its sales, as well as in those situations of correspondence that does not bring forward duties for the Company and are related to the performance of merely routine administrative acts, including those performed before the public offices, mixed-capital companies, the Federal Revenue Office, the state Treasury Offices, the local Treasury Offices, the Boards of Trade, all the legal public departments, at any level, the National Institute of Social Security (“INSS”), the Government Severance and Indemnity Fund for Employees (“FGTS”) and their respective collection banks and others of identical nature.

Paragraph 3rd- The Board of Directors can authorize the performance of other acts that bind the Company through just one member of the Executive Board or an attorney-in-fact, or yet, to adopt limitation of competence criterions so as to restrict, in certain situations, the Company representation to just one (01) Director or attorney-in-fact.

Paragraph 4th- When constituting an attorney-in-fact, the following rules must be complied with:

(a) all the powers of attorney will be granted by the President-Director or his deputy, jointly with any other Director;

(b) the granting of any power-of-attorney will be conditioned to the Board of Directors’ prior authorization;

(c) instruments of power of attorney will have to specify the extension of the granted powers, as well as the period of time of its validity, except when it is an ad judicia power of attorney, which can have indefinite time;

Paragraph 5th- The Company cannot be represented by attorneys-of-fact either at the time of real property disposal, in the assignment of real rights, nor in the granting of a real right in guarantee for loans;

Paragraph 6th-  The acts performed contrarily to the compliance with this Article’s provisions, will neither be valid, nor will they bind the Company.

CHAPTER V

BOARD OF AUDITORS

Article 29- The Board of Auditors will operate on a permanent basis, with the powers and functions granted to it by law and also including the duties of an Audit Committee, in compliance with the Sarbanes Oxley Act and the rules issued by the U.S. Securities and Exchange Commission.

Sole Paragraph – For the full exercise of its duties, the Board of Auditors shall observe the requirements provided for by applicable laws, the provisions of these Bylaws and the Board of Auditors Internal Regulations.

Article 30- The Board of Auditors will be formed by three (03) to five (05) steady members and by deputy members in equal number, whether shareholders or not, elected and dismissible at any time by the General Meeting. In the assumption of there being a Shareholder or a Controlling Group of Shareholders, as defined in Article 41 herein, the provisions of § 4th of Article 161 of the Law of Corporations will be applied and, in the event of there being Pulverized Control, as defined in Article 41 herein, the Regulations established in paragraphs 1st, 2nd and 3rd of this Article have to be complied with.

Paragraph 1st- The shareholder or group of shareholders who, whether individually or jointly, is the holder of shares representing ten per cent (10%) or more of the share capital, is entitled to elect, in a separate voting, one (01) member and respective deputy.

Paragraph 2nd- A shareholder or group of shareholders, different from the one that elected a member in accordance with Paragraph 1st of this Article, will have the same rights, being the same election Regulations and conditions complied with, including the minimum representation percentage, of ten per cent (10%).

Paragraph 3rd - All the Company’s shareholders, with exclusion of those who elected the Board of Auditors, pursuant to the provisions of Paragraphs 1st and 2nd of this Article, will be allowed to elect the steady members and deputies who, anyhow, will be equal in number to those elected in accordance with Paragraphs 1st and 2nd of this Article, plus one (01).

Paragraph 4th- The Board of Auditors members will have a unified one-year term-of-office and can be re-elected.

Paragraph 5th- The Board of Auditors members, in its first meeting, will elect their Chairman.

Paragraph 6th- The positions investiture will be made through a deed drawn up in a special book and will be signed by the invested Board of Auditors member and by the prior subscription of the Instrument of Consent of the Board of Auditors Members, which the Listing Regulations of the New Market refers to.

Article 31- The Board of Auditors will meet, in accordance with the law, whenever necessary and it will analyze at least quarterly, the financial statements and information.

Paragraph 1st - Independently of any formalities, the meeting will be considered as having been regularly convened when all the Board of Auditors members are present.

Paragraph 2nd- The Board of Auditors expresses itself through supermajority quorum, when most of its members are present.

Article 32- The Board of Auditors members will be replaced in their absence or impairment, by their respective deputies.

Article 33- In case there occurs a vacancy for the position of Board of Auditors member, the respective deputy will take the former member’s seat; there being no deputy, the General Meeting will be convened to perform that member’s election for the vacant seat.

Article 34- The payment of the Board of Auditors members will be determined by the Ordinary General Meeting that has elected them, being paragraph 3rd of Article 162 of the Law of Corporations, complied with.

CHAPTER VI

ALLOCATION OF PROFITS

 Article 35- The financial year will start on July 1st and finish on June 30th every year.

Sole Paragraph- At the end of each financial year, the Executive Board will prepare the Company’s financial statements, in compliance with the relevant legal principles.

Article 36- Together with the financial year’s statements, the Board of Directors will release an offer to the Ordinary General Meeting about the allocation of the financial year’s net profit, calculated subsequently to the deduction of those interests referred to in Article 190 of the Law of Corporations and in paragraph 2nd of this Article, adjusted for the dividends calculation purposes, pursuant to the provisions of Article 202 of the said law, being the following deduction order complied with:

(a) at least five per cent (5%) for the legal reserve, until it reaches twenty per cent (20%) of the share capital. In the financial year, when the legal reserve balance added to the amounts of the reserve capital exceeds thirty per cent (30%) of the share capital, the allocation of part of the net profit to the legal reserve will not be mandatory;

(b) the portion needed for the payment of a compulsory dividend cannot be lower, in each financial year, than twenty five per cent (25%) of the yearly adjusted net profit, in accordance with the Regulations of Article 202 of the Law of Corporations;

(c) the remaining portion of the adjusted net profit can be allocated to the Reserve for Investment and Expansion, on the grounds of the capital budget approved by the General Meeting, pursuant to the provisions of Article 196 of the Law of Corporations.

Paragraph 1st- The balance of the profit reserve, with exception of the profit reserve to be achieved and of the reserve for contingencies, cannot exceed the share capital values. Once this maximum limit is reached, the General Meeting can decide about the application of the excess in the payment, in the increase of the share capital or in the allocation of dividends.

Paragraph 2nd- The General Meeting can grant profit sharing, subsequently to the deduction of the accumulated losses and to the provisions for income tax and social security, to the members of the Board of Directors and of the Executive Board, within the form and the lawful limits.

Article 37- Through a proposal of the Executive Board, approved by the Board of Directors, ad referendum of the Ordinary General Meeting, the Company will be able to pay or to credit interest to its shareholders, on the account of the remuneration of their own respective capital, being the applicable legislation complied with. The possible amounts thus paid will be computed to the value of the compulsory dividends established herein.

Paragraph 1st- In case of crediting of interest to shareholders throughout the financial year, the shareholders will be compensated with the dividends they are entitled to have, being assured to them the payment of a possible remaining balance. In the assumption that the dividends amount is lower than the amount credited to them, the Company cannot charge the exceeding balance from the shareholders.

Paragraph 2nd- The actual payment of interests on the capital, in the event of there having been crediting along the financial year, will be made through resolution of the Board of Directors, throughout the financial year or in the next financial year, but never after the date of the dividends payment dates.

Article 38- The Company will be allowed to prepare half-year balance sheets, or even in shorter periods of time and, through the Board of Directors’ resolution, establish:

(a) the payment of dividends or profits over the capital due to the profit verified in a half-year balance sheet, computed to the value of the compulsory dividends, in case there are some;

(b) the dividends allocation in periods of time shorter than six (06) months, or interest over the capital, computed to the value of the compulsory dividends, in case there are some, provided that the dividend total paid in each half-year of the financial year does not exceed the amount of the reserve of capital; and

(c) the payment of intermediary dividend or of interest over the capital due to the accumulated profit or to the reserve of the existing profits verified in the last or half-year balance sheet, computed to the value of the compulsory dividends, in case there are some.

Article 39- The General Meeting can decide on the capitalization of the reserves of profit or of capital, including those detailed in intermediary balance sheets, being the applicable legislation complied with.

Article 40- The dividends that have not been received or claimed will become time-barred within three (03) years counted as of the date when they were made available to shareholders and will reverse in favor of the Company.

CHAPTER VII

DISPOSAL OF EQUITY INTEREST,

CANCELLATION OF REGISTRATION AS PUBLICLY-HELD COMPANY AND

WITHDRAWAL FROM THE NEW MARKET

Article 41 – For the purposes hereof, the capitalized terms below shall have the following meanings:

“Purchasing Shareholder” means any person, including without limitation any individual or legal entity, investment fund, co-ownership, securities portfolio, worldwide rights, or any other form of organization, residing, domiciled or having its head offices in Brazil or abroad, or Group of Shareholders, which purchases shares of the Company.

“Current Controlling Shareholders” means the Group of Shareholders exercising the Company Control on the date of publication of the announcement of start of the public distribution of shares, subject matter of the application filed with the Securities and Exchange Commission (CVM) on October 26, 2005 under number. RJ/2005 – 07556 (“Announcement of Start”), related to the first public offer of shares made by the Company, its controlling shareholders, controlled companies and those under its common control.

“Control” (as well as its correlated terms, “Controlling Party”, “Controlled Party”, “under common Control” or “Control Power”) means the power actually exercised in order to actually and legally guide the corporate activities and operations of the Company bodies, whether directly or indirectly.

“Group of Shareholders” means a group of two or more persons which are (a) bound to contracts or agreements of any nature, including all oral or written shareholders’ agreements, either directly or by means of Controlled, Controlling or under common Control companies; or (b) among whom there is a Control relation, whether directly or indirectly; or (c) who are under common Control; or (d) who act to represent a common interest. The examples above of persons representing a common interest include (i) a person holding directly or indirectly equity interest equal to or above ten percent (10%) of the other’s share capital; and (ii) two persons which have a common third investor holding directly or indirectly equity interest equal to or above ten percent (10%) of the two persons’ share capital. Any joint ventures, funds or investment clubs, foundations, associations, trusts, co-ownerships, cooperatives, securities portfolios, worldwide rights or any other forms of organization or undertaking organized in Brazil or abroad, shall be deemed one same Group of Shareholders whenever two or more of such entities: (x) are administered or managed by the same legal entity or by parties related to one same legal entity; or (y) have the majority of its managers in common.

“Pulverized Control” means the Control Power exercised by: (i) a shareholder holding less than fifty percent (50%) of the share capital; (ii) shareholders jointly holding a percentage higher than 50% of the share capital, in which each shareholder individually holds less than 50% of the share capital, and provided such shareholders have not entered into voting agreements, are not under common control and do not represent a common interest; and (iii) signatory shareholders that have entered into voting agreements and which jointly hold less than 50% of the share capital.

Article 42 -The disposal of the Company Control, whether directly or indirectly, either in one single operation or through several successive operations, shall be made under the suspension or resolution condition that the Control purchaser commits to make the public offer to purchase the shares (“OPA”) of the other shareholders, in compliance with the conditions and terms set forth in the laws in force and the Listing Regulations of the New Market, in order to provide them with equal treatment to that of the Control seller.

Paragraph 1st – In case the Control purchase also imposes on the Control purchaser the obligation to make an OPA, as required by Article 45 hereof, the OPA purchase price shall be the highest price among the set forth prices, pursuant to the provisions of Article 42 and Article 45, Paragraph 2nd , hereof.

Paragraph 2nd- The selling Controlling shareholder(s) or the selling Group of Shareholders may not transfer the ownership of their shares, nor may the Company register any transfer of shares, before the Purchasing Shareholder subscribes the Controlling Party’s Instrument of Consent referred to in the Listing Regulations of the New Market.

Paragraph 3rd-   The Company shall not register any transfer of shares to shareholder(s) that may eventually hold the Control Power before such shareholder(s) subscribes/subscribe the Controlling Parties’ Instrument of Consent.

Article 43 - The public offer referred to in the preceding Article shall further be made:

I.                in the cases of encumbered assignment of subscription rights of shares and other bonds or rights related to securities convertible into shares which may result in the disposal of the Company Control; and

II.               in the case of disposal of the Control of the company which holds the Company Control, the selling Controlling Party will be responsible for informing BOVESPA about the amount to be attributed to the Company in such disposal and for attaching the documents evidencing this all.

Article 44 -Whoever already holds Company shares and eventually purchases the Control Power by virtue of a private instrument of share purchase agreement entered into with the Controlling shareholder(s) or Controlling Group of Shareholders, involving any amount of shares, shall be bound to:

I.     make the public offer referred to in Article 42 hereof;

II.    refund the shareholders from whom they have purchased shares in the stock exchange in the (6) six-month period preceding the date of the Company Control disposal, and shall pay to them any differences of the price paid to such Controlling shareholder(s) or to the Controlling Group of Shareholders, and also the amount paid in the stock exchange for shares of the Company in this same period, duly adjusted according to the positive variation of the Broad Consumer Price Index - IPCA (“IPCA”) up to the actual payment;

III.  take all reasonable actions to achieve the minimum percentage of twenty-five percent (25%) of the total outstanding shares of the Company within the six (6) month period following the purchase of Control.

Article 45 -      Any Purchasing Shareholder that purchases or becomes the holder of shares issued by the Company in an amount equal to or above twenty percent (20%) of the total shares issued by the Company shall, within sixty (60) days counted from the purchase date or event resulting in the holding of shares in an amount equal to or above twenty percent (20%) of the total shares issued by the Company, make an OPA of all shares issued by the Company in compliance with the provisions of the CVM applicable regulations, in particular CVM Instruction No. 361, of March 5, 2002 and subsequent amendments, BOVESPA regulations and the terms of this Article, and in the case of an OPA subject to registration, the (60) sixty-day term referred to above shall be deemed complied with if such registration is requested within such period.

Paragraph 1st- The OPA shall be (i) indistinctly intended to all Company shareholders, (ii) made in an auction to be held at BOVESPA, (iii) made at a price fixed according to the provisions of the Second Paragraph hereof, and (iv) paid in cash in the national legal currency against the purchase in the OPA of shares issued by the Company.

Paragraph 2nd - The purchase price in the OPA for each share issued by the Company may not be less than the higher of (i) the economic value assessed in an assessment report; (ii) one hundred and fifty percent (150%) of the issue price of the shares in the latest capital increase made upon public distribution held in the period of twenty-four (24) months preceding the date on which the OPA becomes mandatory hereunder, duly updated according to the IPCA up to the actual payment; and (iii) one hundred and fifty percent (150%) of the weighted average unit rating of the shares issued by the Company within the period of ninety (90) days of negotiations preceding the OPA in the stock exchange in which there is the greatest amount of negotiations related to the shares issued by the Company.

Paragraph 3rd- The OPA referred to in the caption hereof shall not exclude the possibility of another Company shareholder or, as the case may be, the Company itself, devise a competing OPA, pursuant to the provisions of the applicable regulations.

Paragraph 4th- The Purchasing Shareholder commits to comply with all the CVM possible requests and requirements, which were made on the grounds of the applicable Law related to the OPA within the maximum terms set forth in the applicable laws.

Paragraph 5th- In the assumption that the Purchasing Shareholder fails to comply with the obligations set forth in this Article, including as regards the maximum terms to make an OPA, the Company’s Board of Directors will convene an Special General Meeting, in which the Purchasing Shareholder will not be allowed to vote, to decide about the stay of the performance of the Purchasing Shareholder’s if he has not complied with any of the obligations set forth in this Article, pursuant to the provisions of Article 120 of the Law of Corporations, without hindering such Purchasing Shareholder’s liability for losses and damages caused to the other shareholders by virtue of his noncompliance with the obligations set forth in this Article.

Paragraph 6th- Any Purchasing Shareholder that purchases or becomes the holder of other rights, including usufruct or trust, related to the shares issued by the Company in an amount equal to or above twenty percent (20%) of the total shares issued by the Company, shall be bound to, within sixty (60) days counted from the date of such purchase or event resulting in the holding of such rights related to the shares in an amount equal to or above twenty percent (20%) of the total shares issued by the Company, make an OPA in the terms set forth herein, and in the case of an OPA subject to registration, the term of 60 (sixty) days referred to above shall be deemed complied with if within such period such registration is requested.

Paragraph 7th- The obligations contained in Article 254-A of the Law of Corporations and Articles 42, 43 and 44 of these Bylaws do not release the Purchasing Shareholder from complying with the obligations contained herein, except as regards Articles 52 and 53 of these Bylaws.

Paragraph 8th- The provisions hereof do not apply in the case of one person becoming the holder of shares issued by the Company in an amount above twenty percent (20%) of the total shares issued thereby by virtue of (i) legal succession under the condition that the shareholder disposes of the exceeding shares in up to sixty (60) days counted from the relevant event; ii) organization of another company by the Company, (iii) incorporation of shares of another company by the Company, or (iv) subscription of Company shares made in one single primary issue approved by the General Meeting of shareholders of the Company, convened by its Board of Directors, and such proposal for the capital increase has fixed the price to issue the shares based on the economic value obtained from an economic and financial assessment report of the Company made by a specialized firm with renowned and evidenced expertise in evaluating publicly-held companies.

Paragraph 9th- For the purposes of calculating such twenty percent (20%) of the total shares issued by the Company described in the caption hereof, involuntary increases in the equity interest resulting of treasury share canceling or decrease of the Company’s share capital, with the cancellation of shares, shall not be computed.

Paragraph 10th - In case the CVM regulations regarding the OPA set forth herein establishes the adoption of a calculation criteria in order to fix the purchase price of each share of the Company in the OPA resulting in a purchase price above that set forth in the provisions of the Second Paragraph hereof, that price for acquisition calculated in the terms of the CVM regulation shall prevail in the OPA set forth herein.

Paragraph 11th- Any amendments limiting the shareholders’ right to make an OPA set forth herein, or this Article exclusion, shall compel the shareholder(s), who has/ have voted in favor of such amendment or exclusion in the resolution in a General Meeting, to make the OPA set forth herein.

Article 46 -In the public offer to purchase shares to be made by the Controlling shareholder(s), by the Controlling Group of Shareholders or by the Company, in order to cancel the Company’s registration as a publicly-held company, the minimum price to be offered shall correspond to the economic value verified in an assessment report, as established in Article 51 of these Bylaws.

Article 47 -In case the shareholders attending a Special Meeting decide for the Company’s withdrawal from the New Market, the Controlling shareholder(s) or the Company’s Controlling Group of Shareholders shall make the public offer for purchasing the shares of the other shareholders either (i) due to the withdrawal for the negotiating such shares out of the New Market, or (ii) by virtue of a corporate reorganization in which the Company shares resulting from such reorganization are not accepted for listing in the New Market, in compliance with the applicable legal and regulatory standards. The minimum price to be offered shall correspond to the economic value informed in the assessment report referred to in Article 51 of these Bylaws.

Article 48 - In the assumption that there is Pulverized Control:

I. whenever the cancellation of the Company’s registration as a publicly-held company is approved in a General Meeting, the public offer to purchase shares shall be made by the Company itself, and in this case the Company may only purchase shares held by shareholders that have voted in favor of the registration cancellation in the General Meeting, subsequently to its having purchased the shares of the other shareholders that have not voted in favor of such resolution and which have accepted such public offer;

II. whenever the withdrawal by the Company from the New Market is approved in a General Meeting, either by means of registration for the negotiation of the shares out of the New Market, or corporate reorganization, as set forth in Article 47 (ii) of these Bylaws, the purchase public offer of shares shall be made by the shareholders that have voted in favor of the corresponding resolution in a General Meeting.

Article 49 – In the assumption of there being Pulverized Control and BOVESPA decides that the ratings of the securities issued by the Company are separately disclosed or that such securities issued by the Company have had their negotiations suspended in the New Market, by virtue of noncompliance with the obligations contained in the Listing Regulations in the New Market, the Chairman of the Board of Directors shall convene, in up to two (2) days counted from the decision and taking into consideration only the days on which there was the publication of the newspapers usually used by the Company, a Special Meeting to replace the whole Board of Directors.

Paragraph 1st- In case the Special Meeting referred to in the caput  hereof is not convened by the Chairman of the Board of Directors within the set forth term, it may be convened by any shareholder of the Company.

Paragraph 2nd- The new Board of Directors, elected in the Special Meeting referred to in the caput  hereof and in First Paragraph hereof, shall remedy the noncompliance with the obligations contained in the Listing Regulations in the New Market within the minimum possible period of time or within a new term granted by BOVESPA for that purpose, which is sooner.

Article 50 - In the assumption that there is Pulverized Control and the Company withdrawal from the New Market occurs due to noncompliance with the obligations contained in the Listing Regulations, (i) in case the noncompliance results from a resolution taken in a General Meeting, the public offer to purchase shares shall be made by the shareholders that have voted in favor of the resolution resulting in the noncompliance and (ii) in case the noncompliance arises from an act or fact of the management, the Company shall make the OPA in order to cancel the Company’s registration as a publicly-held company addressed to all the Company shareholders. In case it is decided in a General Meeting to maintain the registration of the Company as a publicly-held company, the OPA shall be made by the shareholders that have voted in favor of such resolution.

Article 51 – The assessment report referred to in Articles 46 and 47 of these Bylaws shall be prepared by a specialized firm with evidenced expertise and independent, as regards the power of decision of the Company, of its managers and of its Controlling Parties, and such report shall further comply with the requirements contained in Paragraph 1st, Article 8 of the Law of Corporations, and shall contain the liability set forth in the Paragraph 6th of the same Article 8th.

Paragraph 1st- The selection of the specialized firm in charge of determining the economic value of the Company is the responsibility of the General Meeting, upon submission by the Board of Directors, of a triple list, and such resolution, not counting the blank votes, should be taken by majority of votes of the shareholders representing the outstanding shares, present in such meeting, which, if held in a first call, must be attended by the shareholders representing at least twenty percent (20%) of the total outstanding shares; or (ii) if held in a second call must be attended by any number of shareholders representing the outstanding shares.

Paragraph 2nd- The costs incurred in the preparation of the required assessment report shall be fully borne by those responsible for making the purchase public offer of shares, as the case may be.

Article 52 – Only one OPA may be made, aiming at more than one of the purposes set forth in this Chapter VII, in the Listing Regulations in the New Market or in the regulation issued by CVM, provided it is possible to conform the procedures of all OPA classes and without losses to the recipients of the offer, and that CVM consent is obtained, whenever required by the applicable law.

Article 53 – The Company and the shareholders responsible for making the OPA set forth in this Chapter VII, in the Listing Regulations of the New Market or in the regulations issued by CVM can ensure its making through any of the shareholders, third parties and, as the case may be, through the Company. The Company or the shareholder, as the case may be, is not released from the obligation of making the OPA until it is completed in compliance with the applicable regulations.

Article 54 – In the case any of the OPAs referred to in this Chapter VII are presented, all shares possibly resulting from the practice of subscription bonuses issued by the Company shall be included as object, in compliance with the provisions of Article 12 of CVM Instruction number 361/02, and the Company shall ensure to all holders of subscription bonuses the right to subscribe and receive the shares, object of the subscription bonuses, in up to ten (10) business days following notice thereof.

CHAPTER VIII

ARBITRATION

Article 55 -The Company, its shareholders, Managers and members of the Board of Auditors commit to settle, through arbitration, any and all disputes that may arise among them related to or arising from, in particular, the application, validity, efficiency, interpretation, violation and its effects, the provisions contained in the Corporations Law, the Company’s Bylaws, standards issued by the National Monetary Council, the Central Bank of Brazil and the Securities and Exchange Commission, as well as the other standards applicable to the capital market operation as a whole, besides those contained in the Listing Regulations of the New Market, the Agreement of Participation in the New Market and the Arbitration Regulations and Market Arbitration Panel.

Paragraph 1st – The arbitration court shall be composed of three (3) arbitrators, nominated under the terms of the Arbitration Regulations of the Market Arbitration Panel.

Paragraph 2nd – The place of the arbitration will be the City and State of São Paulo, Brazil. The language of the arbitration will be Portuguese and the arbitration shall be handled and judged according to the Brazilian laws.

Paragraph 3rd – Without prejudice of the effectiveness of this arbitration clause, the urgency measures requested by the Parties, before the creation of the arbitration court shall be sent to the Judiciary Branch, as provided for by item 51.3 of the Arbitration Regulations of the Market Arbitration Panel. Once created the arbitration court, all the provisional remedies or urgency measures shall be directly pleaded before this arbitration court, which has powers to uphold, revoke or change the urgency measures previously requested with the Judiciary Branch, where applicable.

CHAPTER IX

LIQUIDATION OF THE COMPANY

Article 56 - The Company shall be liquidated in the cases set forth in the Law, and the General Meeting shall elect the liquidator or liquidators and further, the Audit Committee that shall operate in this period, all in compliance with all legal formalities.

CHAPTER X

CLOSING AND TEMPORARY PROVISIONS

Article 57 -The cases not stated herein shall be settled by the General Meeting and regulated pursuant to the provisions set forth in the Law of Corporations.

Article 58 - The Company is forbidden to grant any financings or guaranties of any nature to third parties under any modalities for businesses not related to the corporate interests thereto.

Article 59 -      The Special General Meeting, in which these Bylaws are approved, shall decide on the actual number of members of the Board of Directors and elect the other members required to form such body.

Article 60 –The provisions of Article 45 of these Bylaws do not apply to the Current Controlling Shareholders and their successors and shall apply exclusively to the investors that purchase shares and become shareholders of the Company after the effective date of their entry and listing of the Company in the New Market.

Sole Paragraph. For the avoidance of doubts, the rights set forth in the caput  of this Article 60 shall not be assigned in any case to third parties which purchase shares issued by the Company and held by the Current Controlling Shareholders or their successors.

Article 61 - The provisions contained in Chapter VII and the Regulations related to the Regulations of the New Market contained in Article 13, §1º, in fine, and Article 30, §6th of these Bylaws, shall only be effective from the date of publication in the Announcement of Start.

Article 62 – Article 45 of these Bylaws may only be effective after the date of liquidation of the shares public distribution, referred to in Article 41 above.

Article 63 – In case there are no provisions in the Listing Regulations of the New Market related to the public offer for the purchase of shares for the withdrawal of the Company from the New Market or cancellation of the Company’s registration as a publicly-held company, in the assumption of there being Pulverized Control (as defined in Article 41 hereof), the provisions of Articles 48, 49 and 50 hereof, prepared according to item 14.4 of such Regulations, shall prevail.

Article 64 – Splitting of the Company’s shares are hereby forbidden for a period of eighteen (18) months counted as of the publication of the Announcement of Start.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December [13], 2012.

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

	By:	/s/ Julio Cesar de Toledo Piza Neto
		Name:	Julio Cesar de Toledo Piza Neto
		Title:	Chief Executive Officer and Investor Relations Officer

Date: December [13], 2012.
	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Chief Administrative Officer